Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

March 26, 2012

Item 3.	News Release

The Company’s news release dated March 26, 2012, was disseminated by Marketwire, Incorporated on March 26, 2012.

Item 4.	Summary of Material Change

The Company announced that it will host a shareholder webcast on Thursday, March 29, 2012, at 10:00 a.m. Pacific/1:00 p.m. Eastern to discuss its preliminary fiscal 2012 third quarter results, to provide guidance for the last quarter of fiscal 2012, and to provide a business update.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated March 26, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Schedules Shareholder Webcast

Vancouver, BC – March 26, 2012: Petaquilla Minerals Ltd. (the “Company”) announces that the Company will host a shareholder webcast to discuss its preliminary fiscal 2012 third quarter results, to provide guidance for the last quarter of fiscal 2012, and to provide a business update.

The webcast will take place on Thursday, March 29, 2012, at 10:00 a.m. Pacific/1:00 p.m. Eastern and is expected to last approximately 30 minutes. The call will include a presentation by Richard Fifer, the Company’s Executive Chairman, and shareholder questions will be addressed. To ensure that shareholder questions may be fully answered, please submit all questions by 5:00 p.m. Pacific/8:00 p.m. Eastern, Tuesday, March 27, 2012, so they may be grouped into general categories and addressed as time permits. To submit a question, please email info@petaquilla.com or fax to (604) 694-0063.

Shareholders and investors are invited to listen to the Company’s presentation by phone or audio webcast.

By Phone:

Dial toll-free 1-800-319-4610 in Canada and the USA. Outside of Canada and the USA, dial +1-604-638-5340. Callers should dial in 5-10 minutes prior to the scheduled start time.

A telephone replay will be available through April 29th by dialing toll-free 1-800-319-6413 in Canada and the USA followed by access code 2115#. Outside of Canada and the USA, dial +1-604-638-9010 and use access code 2115#.

By Webcast:
Visit https://services.choruscall.com/links/petaquilla120329.html. Please log in at least 10 minutes in advance to register and download any necessary audio software. A replay of theaudio webcast will be available through April 29th.

Questions:
Questions for senior management to address during the call should be submitted via email to info@petaquilla.com or faxed to (604) 694-0063 by 5:00 p.m. Pacific/8:00 p.m. Eastern, Tuesday, March 27, 2012.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.